# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arcos Dorados Holdings, Inc.-A, CIK 0001508478
CUSIP: G0457F107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Rio Negro 1338, First Floor, Montevideo, Uruguay (X3), 11100
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000930413-16-008424
Filed by CIK 0000887793

## Reporting persons
- TIAA-CREF Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 8,812,494; shared voting power 0; sole dispositive power 8,812,494; shared dispositive power 0; aggregate amount beneficially owned 8,812,494 (6.74% of the class)

## Item 1. Issuer
Name of issuer: Arcos Dorados Holdings, Inc.-A
Address of issuer's principal executive offices: Rio Negro 1338, First Floor, Montevideo, Uruguay, 11100

## Item 2. Person Filing
Name of person filing: TIAA-CREF Investment Management, LLC ("TCIM")
Address of principal business office or, if none, residence:
730 Third Avenue
New York, NY 10017-3206
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 13,725,604
Percent of class: 10.50
Sole power to vote or to direct the vote: 8,812,494
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,812,494
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Exhibit A attached

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.A

## Signatures
- TIAA-CREF Investment Management, LLC: /s/ Stuart R. Brunet, Stuart Brunet, Managing Director, Chief Compliance Officer (02/13/2025)